Velo3D, Inc.
2710 Lakeview Court
Fremont, California 94538

August 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re: Velo3D, Inc.

Registration Statement on Form S‑3 (Registration No. 333-281108)

Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Velo3D, Inc., hereby requests that the above-referenced Registration Statement be declared effective at 4:30 p.m., eastern time, on August 12, 2024, or as soon as practicable thereafter.

Very truly yours,

Velo3D, Inc.

By: /s/ Bradley Kreger

Bradley Kreger
Chief Executive Officer

4885-6624-8150.2